655 Fifteenth Street, N.W. Washington, D.C. 20005

George P. Stamas, P.C.
To Call Writer Directly:	(202) 879-5000	Facsimile:
(202) 879-5090 george.stamas@kirkland.com	www.kirkland.com	(202) 879-5200
May 20, 2011
Via EDGAR Submission and Hand Delivery
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David L. Orlic

Re:	SRA INTERNATIONAL, INC.
Preliminary Proxy Statement on Schedule 14A and
originally filed April 18, 2011
(SEC File No. 001-31334)

Schedule 13E-3
originally filed April 18, 2011
(SEC File No. 005-78832)
Ladies and Gentlemen:
     On behalf of SRA INTERNATIONAL, INC., a Delaware corporation (the “Company” or “SRA”), in connection with its Preliminary Proxy Statement on Schedule 14A and the Schedule 13E-3 originally filed on April 18, 2011 with the Securities and Exchange Commission (the “Commission”), set forth below are the Company’s responses to your comment letter dated May 16, 2011 (the “Comment Letter”). We have enclosed with this letter a complete copy of the Preliminary Proxy Statement (the “Preliminary Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3”) being filed with the Commission, which have been revised to reflect comments raised by the Staff in the Comment Letter.
     For your convenience, we have provided in italics each of your numbered comments followed immediately thereafter by our responses. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Preliminary Proxy Statement.

Chicago	Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai

Securities and Exchange Commission
May 20, 2011

Schedule 13E-3
General
1.	Please advise who controls PEP GP, and why Providence Equity Partners L.L.C. is not a filing person. If the latter entity controls PEP GP, please add it as a filing person, and disclose each person specified in Instruction C to Schedule 13E-3.
Response: PEP GP is controlled by Providence Fund Holdco (Domestic ECI) L.P., a Delaware limited partnership (“Providence Fund Holdco”). Providence Fund Holdco is controlled by Providence Managing Member L.L.C., a Delaware limited liability company (“PEP Manager”). PEP Manager is controlled by Jonathan M. Nelson, Glenn M. Creamer and Paul J. Salem. The information required by Instruction C to Schedule 13E-3 for each of Messrs. Nelson, Creamer and Salem with respect to PEP GP has been included on page E-4 of Annex E attached to the Preliminary Proxy Statement and incorporated by reference to Items 3(b) and 3(c) of the Schedule 13E-3. In response to the Staff’s comment, Providence Fund Holdco and PEP Manager have been added as filing persons to the Schedule 13E-3. Page 15 and Annex E to the Preliminary Proxy Statement have also been revised to include the information required by Instruction C to Schedule 13E-3 with respect to each of Providence Fund Holdco and PEP Manager.
Providence Equity Partners L.L.C. is an independent management company under common control with the Buyer Filing Persons, but without any control of, or ownership interests in, any of the Buyer Filing Persons. Item II.D.3 of the Division of Corporate Finance “Current Issues and Rulemaking Projects” outline, dated November 14, 2000 (the “CIRP”), indicates that “[w]here the purchaser has created a merger subsidiary or other acquisition vehicle to effect the transaction ... the staff will ‘look through’ the acquisition vehicle and treat as a separate, affiliated purchaser the intermediate or ultimate parent of that acquisition vehicle.” However, since Providence Equity Partners L.L.C. has no control of or ownership interests in Parent or Merger Sub, it is neither an intermediate nor an ultimate parent of the acquisition vehicle. Therefore, it is respectfully submitted that Providence Equity Partners L.L.C. should not be included as a filing person in the Schedule 13E-3.
2.	Please advise why Ms. Sara Volgenau is not a filing person.
Response: In response to the Staff’s comment, Ms. Sara Volgenau has been added as a filing person to the Schedule 13E-3.
3.	We note the disclaimer that no filing person is responsible for the accuracy of any information supplied by any other filing person. While you may include appropriate

Securities and Exchange Commission
May 20, 2011

language about the limits on the reliability of information, you may not disclaim responsibility for its accuracy. Please revise.
Response: The Schedule 13E-3 has been revised in response to the Staff’s comment. See page 2 of the Schedule 13E-3.
4.	Please provide your analysis as to the continued ability of Dr. Volgenau to report his holdings on Schedule 13G. In your response, address any implications of acquisitions of securities by Dr. Volgenau and/or his affiliates after the common stock became subject to Section 12(g) of the Exchange Act, as well as any implications of the voting agreement entered into on March 31, 2011.
Response: Dr. Volgenau has maintained his ability to report his holdings on Schedule 13G under Section 13(d)(6)(B) of the Exchange Act because he and/or his affiliates have not acquired more than 2% of the registered common stock of the Company during any 12 month period since the common stock became subject to Section 12(g) of the Exchange Act. Dr. Volgenau will amend his Schedule 13G filing to update his beneficial ownership of common stock of the Company as of a recent date, include footnote disclosure indicating that the voting agreement was entered into on March 31, 2011 and that he may be deemed to be a member of a group by virtue of such voting agreement. The footnote will include a cross-reference to the Providence Entities’ Schedule 13D filed with the SEC on April 8, 2011 for more information regarding such voting agreement.
Exhibits
5.	The presentation materials filed as exhibit (c)(2) are in many places difficult or impossible to read. You should file the document in legible format. We may have further comment upon reviewing the exhibit.
Response: In response to the Staff’s comment, the Company has re-filed the presentation materials as exhibit (c)(2) to the Schedule 13E-3.
6.	We note that you have not filed as an exhibit to your Schedule 13E-3 the stockholders agreement described on page 62 of the proxy statement. Please file this document, or advise why you believe that this is not required. Refer to Items 5 and 16 of Schedule 13E-3 and Items 1005(e) and Item 1016(d) of Regulation M-A.
Response: In response to the Staff’s comment, the Company has filed the form of stockholders agreement as exhibit (d)(6) to the Schedule 13E-3.

Securities and Exchange Commission
May 20, 2011

7.	You do not appear to have filed the promissory note of Holdco as an exhibit to the Schedule 13E-3. Please file this document, or advise why you believe this is not required. We note that this document is an exhibit to the equity rollover commitment letter.
Response: In response to the Staff’s comment, the Company has filed a revised exhibit (d)(3) to the Schedule 13E-3 which attaches the promissory note of Holdco as an exhibit to the equity rollover commitment letter.
8.	Please file the exhibits to exhibit (b)(1).
Response: In response to the Staff’s comment, the Company has filed a revised exhibit (b)(1) to the Schedule 13E-3 attaching the exhibits to the debt commitment letter.
Preliminary Proxy Statement on Schedule 14A
General
9.	Please advise why you have created a generic, defined term for Dr. Volgenau (the “Rollover Investor”), instead of merely referring to him as “Dr. Volgenau.” While we recognize that Dr. Volgenau will be receiving cash with respect to the interests he holds in certain trusts, the defined term has the effect of obscuring the fact that the Rule 13e-3 transaction is with your founder and controlling shareholder, especially given that the Providence Entities do not currently own any common stock.
Response: While the Company believes that describing the rollover investor simply as “Dr. Volgenau” would not be an accurate reference to the entity that is a party to the rollover transaction, the Company has replaced the defined term “Rollover Investor” with “Volgenau Rollover Trust” and the defined term “EV Trusts” with “Volgenau Trusts” to make clear that the Rule 13e-3 transaction is with trusts controlled by Dr. Volgenau, the Company’s chairman of the Board, founder and controlling stockholder. In addition, the Company has added disclosure that the Volgenau Rollover Trust is a trust controlled by Dr. Volgenau, the Company’s chairman of the Board, founder and controlling stockholder, on pages 1, 40, 44, 46, 53 and 62 of the Preliminary Proxy Statement.
10.	Please clarify in the first few paragraphs of the proxy statement that the board of directors is recommending to security holders that they approve the sale of the company to an entity that is 80% controlled by Providence Equity Partners L.L.C., a private equity firm, and 20% owned by Dr. Volgenau, the company’s founder and controlling shareholder. Please similarly emphasize that Dr. Volgenau will be retaining an equity interest in the company that is equivalent to his current equity participation.

Securities and Exchange Commission
May 20, 2011

Response: The Company has added disclosure in response to the first part of the Staff’s comment. See pages 2, 17 and 46 of the Preliminary Proxy Statement. The Company has not emphasized that Dr. Volgenau will be retaining an equity interest in the Company that is equivalent to his current equity participation, because, as set forth in the Preliminary Proxy Statement, Dr. Volgenau currently beneficially owns approximately 20% of the total outstanding shares of the Company’s common stock, but his interest represents approximately 71% of the aggregate voting rights of the Company’s common stock. Upon consummation of the merger, the Dr. Volgenau will control approximately 21% of the equity interests in Holdco.
11.	Please provide the disclosure required by Item 1012(e) of Regulation M-A, or direct us to where this information appears in your filing.
Response: The Company has added disclosure in response to the Staff’s comment. See page 3 of the Preliminary Proxy Statement.
The Parties, page 15
12.	Please disclose the state or other place of organization of the Providence Entities and the EV Trusts, or advise. See Item 1003(b) of Regulation M-A.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 16 of the Preliminary Proxy Statement.
13.	Please disclose the information required by Item 1003(c)(3) and (4) of Regulation M-A with respect to the EV Trusts. See Item 1003(b) of Regulation M-A.
Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to reflect that none of Dr. Volgenau, Sara Volgenau or any of the Volgenau Trusts has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws. See page 16 of the Preliminary Proxy Statement.
Background of the Merger, page 17
14.	Please confirm that all financial forecasts and models referred to on page 18, as well as the information regarding the proposed divestitures described on page 32, are disclosed in the section beginning of page 49.

Securities and Exchange Commission
May 20, 2011

Response: As disclosed on page 18 of the Preliminary Proxy Statement, the Company prepared and provided financial forecasts to representatives of Providence in June 2010 and October 2010. The Company’s management subsequently prepared new forecasts in January 2011 and updated the fiscal year 2011 column of the forecast in March 2011 (the “March 2011 financial forecast”) at the direction of the special committee specifically for use in connection with the special committee’s evaluation of potential strategic alternatives for the Company. The March 2011 financial forecast was also distributed to potential bidders as part of their evaluation of the Company during the course of the strategic review process that ultimately resulted in the merger agreement between the Company and affiliates of Providence. The “Prospective Financial Information” section beginning on page 49 of the Preliminary Proxy Statement describes the March 2011 financial forecast.
The March 2011 financial forecast was provided to the Providence Entities (as well as other bidders). The March 2011 financial forecast was also provided to the special committee’s financial advisor for purposes of its financial analysis with respect to the per share merger consideration. As discussed in the response to Comment #23, the financial forecast provided to the special committee’s financial advisor was the same financial forecast that was provided to prospective bidders, except that the Company’s public company costs were included in the financial forecast provided to the special committee’s financial advisor but were not included in the financial forecast provided to prospective bidders. The Company has added disclosure to quantify these projected public company costs on page 51 of the Preliminary Proxy Statement.
The Company believes that providing the old financial forecasts prepared in June 2010 and October 2010 would not enhance stockholders’ understanding of the information provided to prospective bidders or the recommendation of the Company’s board of directors and special committee that the stockholders vote in favor of the proposal to adopt the merger agreement. The March 2011 financial forecast reflected more current information and assumptions concerning the Company’s financial prospects than the June 2010 and October 2010 forecasts and, therefore, superseded these earlier forecasts. Since the March 2011 financial forecast reflected the then best currently available estimates and judgments of the Company’s management, the Providence Entities were advised to consider the March 2011 financial forecast, rather than the June 2010 and October 2010 forecasts, in connection with their bid, and the special committee’s financial advisor was directed to utilize the March 2011 financial forecast, rather than the June 2010 and October 2010 forecasts, in preparing its financial analysis. The March 2011 financial forecast also was the forecast reviewed by SRA’s management with, and considered by, the Company’s board of directors and special committee in connection with their evaluation and approval of the merger. Accordingly, the Company does not believe that the June 2010 and October 2010 financial forecasts provide meaningful context for stockholders to assess the information provided to prospective bidders, the Company’s board of directors and special committee and the special committee’s financial advisor.
The June 2010 and October 2010 financial forecasts were prepared by the Company’s management using a Company-wide assumed growth rate that was applied to estimated revenues for each year of the forecast period after 2011, without any analysis of the specific sources of revenue in those years, whether from existing contracts or potential future business contracts. The March 2011 financial forecast was based on management’s review of contracts representing approximately 80% of the Company’s revenue as of September 30, 2010, and the anticipated future revenues from such contracts, as well as its analysis of the Company’s new business pipeline and the anticipated future revenues from an estimated number of future contracts. The 2011 fiscal year column of this forecast was updated in March 2011 as part of the Company’s ordinary course practice of regularly updating its current year estimates for budgeting and planning purposes to reflect management’s most up-to-date expectations for the Company. The Company believes that including the old and superseded financial forecasts would overstate the relevance of the old financial forecasts and would be potentially confusing to the Company’s stockholders. For all of the foregoing reasons, the Company has not included disclosure in the “Prospective Financial Information” section of the Preliminary Proxy Statement regarding these old financial forecasts.
With respect to the proposed divestitures described on page 33 of the Preliminary Proxy Statement, estimates of potential revenues or EBITDA of the divested subsidiaries were not prepared for or included in the March 2011 forecast because management had divested or decided to divest such subsidiaries. The Company has revised the disclosure on page 51 of the Preliminary Proxy Statement accordingly.

Securities and Exchange Commission
May 20, 2011

Recommendation of Our Board of Directors and Special Committee . . . page 28
15.	Please present the conclusions of the board of directors and the special committee as to the procedural and substantive fairness of the transaction to unaffiliated security holders, rather than to “the Company and its stockholders.” See Item 1014(a) of Regulation M-A.
Response: The Company has added disclosure in response to the Staff’s comment. See pages 29 and 32 of the Preliminary Proxy Statement.
16.	Please disclose what consideration the board of directors and the special committee gave to the fact that Dr. Volgenau controls the company and may therefore have been unlikely to vote in favor of any alternative transaction.
Response: The Company has added disclosure that the board of directors and the special committee considered the fact that, prior to entering into the voting agreement, Dr. Volgenau had no material restrictions or agreements in place with any third party related to his ability to participate with or invest in any other potential acquiror in any alternative transaction, or related to his ability to vote shares of SRA common stock held by him in respect of any potential transaction. See page 30 of the Preliminary Proxy Statement. The board of directors and the special committee had no reason to believe that Dr. Volgenau’s control of the Company would cause Dr. Volgenau to be more or less likely to vote in favor of any alternative transaction. At Dr. Volegnau’s request, the voting agreement entered into by the Volgenau Filing Persons allows Dr. Volgenau to engage in discussions with any third party with which the Company is permitted to engage in discussions pursuant to the merger agreement regarding Dr. Volgenau’s potential equity participation, investment or reinvestment in any alternative acquisition proposal, and terminates upon any termination of the merger agreement.
17.	The fairness conclusion of the board of directors is not supported by reasons independent of those considered by the special committee and its financial advisor. A filing person may rely upon the analyses and conclusions produced by another party to the extent that the filing person expressly adopts those analyses and conclusions, and such analyses and conclusions are disclosed and satisfy the disclosure standards set forth in Instruction 2 to item 1014 of Regulation M-A. See Question 20 of SEC Release No. 34-17719 (April 13, 1981). To the extent that the board of directors relied on these persons’ analyses and did not perform its own, the board of directors must specifically adopt the analyses and conclusions of these persons. Alternatively, provide a reasonably detailed discussion of the material factors upon which the board of directors relied in making its fairness determination.
Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 32 of the Preliminary Proxy Statement.
18.	Disclose the purposes of the Rule 13e-3 transaction for the company. See Item 1013(a) of Regulation M-A.
Response: The Company has added disclosure in response to the Staff’s comment. Please see page 33 of the Preliminary Proxy Statement.
Opinion of the Financial Advisor to the Special Committee, page 32
19.	Please disclose how many of the companies included in the selected companies and selected transactions analyses had controlling shareholders, and any impact that might have on the values represented.

Securities and Exchange Commission
May 20, 2011

Response: The primary focus in the selection of companies and transactions included in Houlihan Lokey’s selected companies and selected transactions analyses generally was whether such companies had, and such transactions involved companies with, similar operations to those of the Company, not whether such companies had controlling shareholders. The Company believes that it would be inappropriate to modify the disclosure in a manner inconsistent with the way in which such analyses were considered by Houlihan Lokey and the special committee. In light of the Staff’s comment, however, the disclosure in the Preliminary Proxy Statement has been revised to clarify the basis on which the companies and transactions included in such analyses were selected. See pages 36 and 37 of the Preliminary Proxy Statement.
Miscellaneous, page 38
20.	Please disclose how the actual fee payable to Houlihan Lokey will be determined, or otherwise advise why this amount can only be estimated at this time. Disclose the portion of the fee paid upon delivery of its opinion.
Response: In response to the Staff’s comment, the disclosure appearing in the Preliminary Proxy Statement has been clarified to indicate that the aggregate fee payable to Houlihan Lokey will be determined based on transaction value as of the closing date of the merger. In response to the Staff’s comment, disclosure also has been added with respect to the portion of the fee paid upon delivery of Houlihan Lokey’s opinion. See page 38 of the Preliminary Proxy Statement.
21.	We note that the description in the proxy statement regarding the material relationships between Houlihan Lokey and the company does not provide a narrative and quantitative description of the fees paid or to be paid to Houlihan Lokey and its affiliates by the company and its affiliates. Please revise the proxy statement to provide these disclosures.
Response: In response to the Staff’s comment, disclosure has been added to specify the approximate amount of the aggregate fee payable to Houlihan Lokey for its financial advisory services to the Company in connection with one of the Company’s proposed subsidiary divestitures in the event such divestiture is consummated. See page 39 of the Preliminary Proxy Statement.
Prospective Financial Information, page 49
22.	We note that the projections which you provided to the Providence Entities included non-GAAP measures. Please tell us your analysis as to the applicability of Regulation G to this disclosure, giving due regard to the fact that this information does not fall exclusively within the bounds of Item 1015 of Regulation M-A.

Securities and Exchange Commission
May 20, 2011

Response: The March 2011 financial forecast in the Preliminary Proxy Statement includes metrics that were used by the special committee’s financial advisor in connection with the rendering of its opinion and referenced in the discussion of the basis for and methods of arriving at the findings in such opinion pursuant to Item 1015(b) of Regulation M-A. Rule 100(d) of Regulation G provides that Regulation G does not apply to non-GAAP financial measures included in disclosure in a communication that is subject to Item 1015 of Regulation M-A, and Item 10(e) of Regulation S-K contains a similar exception. Accordingly, the Company has relied upon Rule 100(d) in determining not to include any additional disclosure under Regulation G with respect to the prospective financial information.
The Company has disclosed such financial information to provide stockholders with the benefit of information obtained by Providence and other bidders and used by the special committee’s financial advisor in connection with the rendering of its opinion. While a disclosure of non-GAAP financial information provided solely to Providence would not fall within the bounds of Item 1015 of Regulation M-A, the Company believes that the information included in the Preliminary Proxy Statement should be exempt from Regulation G. The Company does not believe there should be a distinction for purposes of Regulation G whether this information is disclosed in the context of an opinion disclosed pursuant to Item 1015 of Regulation M-A, or is disclosed for other purposes, particularly when such information is the same. Furthermore, the purposes of Regulation G would not be served by application of Regulation G to this disclosure. The financial forecast was not prepared with a view toward public disclosure and was not and is not being used by the Company to obscure the Company’s GAAP results. Instead, the Company has provided the financial forecast in the Preliminary Proxy Statement solely for the purpose of providing complete disclosure of a historical fact.
23.	Please confirm that the projections described in this section are those referred to by Houlihan Lokey in its opinion materials.
Response: The projections described in the “Prospective Financial Information” section are the same as those referred to by Houlihan Lokey in its opinion materials, except that an estimate of the Company’s public company costs was included in the projections provided to Houlihan Lokey, but was not included in the projections described in the

Securities and Exchange Commission
May 20, 2011

“Prospective Financial Information” section. The Company’s management adjusted the Company’s projections for this estimate of the Company’s public company costs because Houlihan Lokey’s financial analysis evaluated the Company as a standalone public company. The Company has added disclosure to quantify these projected public company costs on page 51 of the Preliminary Proxy Statement.
Debt Financing, page 52
24.	Please disclose the term of the senior secured facilities. See Item 1007(d)(1) of Regulation M-A.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Preliminary Proxy Statement to disclose the term of the senior secured facilities as required by Item 1007(d)(1) of Regulation M-A.
Rollover Agreement, page 61
25.	Please tell us, with a view towards revised disclosure, how you determined that Dr. Volgenau’s rollover equity interest has a value of $120 million.
Response: The disclosure assumes that the value of SRA International, Inc. (which will be, indirectly, the sole asset of Holdco upon consummation of the merger) will be equal to the aggregate value of the merger consideration paid by Parent plus the aggregate value (based on the per share merger consideration of $31.25) of the 4,800,000 Class B common shares of SRA International, Inc. that Dr. Volgenau, acting through The Ernst Volgenau Revocable Trust, will contribute to Holdco immediately prior to the consummation of the merger. The $120 million valuation of Dr. Volgenau’s rollover interest represents Dr. Volgenau’s proportionate interest in the value of SRA International, Inc. less the $30 million original aggregate principal amount of the promissory note that Dr. Volgenau will receive concurrently with his rollover equity interest. The Company acknowledges the Staff’s comment and has added disclosure on page 62 of the Preliminary Proxy Statement accordingly.
Determination of the Per Share Merger Consideration, page 64
26.	Please delete the reference to arms-length negotiations appearing in this section. References to arms-length negotiations are inappropriate in a transaction that was negotiated with a related party.
Response: The Company has deleted the reference to arms-length negotiations in response to the Staff’s comment. See page 65 of the Preliminary Proxy Statement.
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Securities and Exchange Commission
May 20, 2011

     We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (202) 879-5090, Alexander D. Fine at (202) 879-5125 or Elisabeth M. Martin at (312) 862-3055.

Sincerely,

/s/ George P. Stamas, P.C.
George P. Stamas, P.C.

cc:	Mark D. Schultz SRA International, Inc.

William D. Regner Debevoise & Plimpton LLP

Stephen I. Glover Gibson, Dunn & Crutcher LLP

Denise A. Cerasani Dewey & LeBoeuf LLP